Exhibit 2.5

SYNODON

QUARTER ENDED JANUARY 31 2015

MANAGEMENT'S DISCUSSION & ANALYSIS

March 26, 2015

The following discussion of Synodon Inc.’s financial condition and results of operations should be read in conjunction with the interim financial statements for the three months ended January 31, 2015. In addition, this MD&A should be read in conjunction with the

Company’s MD&A and the audited financial statements and related notes for the year ended October 31, 2014. The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). All dollar amounts referred to in this management’s discussion and analysis (MD&A) are Canadian dollars. Synodon Inc. (“Synodon” or the “Company”) is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Our shares trade on the TSX Venture Exchange under the symbol “SYD”.

Synodon’s board of directors, on the recommendation of the audit committee, approved the content of this MD&A on March 27, 2015.

Additional information about Synodon, including our annual information form, management information circular and quarterly reports, is available on our website at synodon.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes forward-looking statements about Synodon, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, dependent on, or refer to, future events or conditions and include words such as ‘hopes’ ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’ or negative versions thereof, and similar expressions. Statements of this nature are contained in this report, including but not limited to:

•

Business & Strategy – expectations regarding market potential, attractiveness of certain features of the technology to oil and gas pipeline operators and expectations about recurring revenue from repeat customers

•	Q1-2015’s Highlights –expectations regarding cost savings from a new STC and the expected closing of the bridge loan facility
•	Financial Highlights – expectations regarding future seasonality
•	Gross Margin – expectations regarding future revenue and gross margin
•	Capital Resources & Liquidity – regarding potential sources of funds, potential customer demand and the expected closing of the bridge loan facility
•	Subsequent Events – regarding the expected closing of the bridge loan facility

In addition, any statements that may be made concerning future financial performance, ongoing business strategies, goals, objectives or prospects, and possible future action on Synodon’s part, are also forward-looking statements that reflect our beliefs based on information currently available and on assumptions that we believe are reasonable. These assumptions include, but are not limited to, our ability to predict market demand for our products and services. Actual results and developments may differ materially from the results and developments discussed in the forward-looking statements as they are subject to a number of significant risks and uncertainties which are beyond our control. These include, but are not limited to, general economic conditions, currency fluctuations and changes in the competitive environment that Synodon operates in. For more information, please see the discussion on the principal risks that could affect our results under the section “Risks Related to our Business”, beginning on page 14 of this MD&A. The reader is cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Forward-looking statements are made in this management’s discussion and analysis to describe management’s expectations and assist shareholders in understanding our financial position. Readers are cautioned that the forward-looking statements presented in this MD&A may not be appropriate for other purposes. We are under no obligation (and expressly disclaim any obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise, unless specifically required by applicable securities legislation.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	2

Business & Strategy

Synodon has developed a proprietary remote gas sensing instrument called realSens™, capable of detecting ground-level hydrocarbon gas occurrences from an aircraft. The instrument is capable of detecting gasses evaporating off of liquid hydrocarbons, thus enabling it to detect both liquid and gas occurrences. realSens™ forms the basis of Synodon’s pipeline integrity management services, which include oil and gas leak detection and several additional services.

MARKET FOCUS

Synodon is currently focused on providing aerial integrity management solutions for oil and gas pipeline operators. There exists a significant market for these products as many of the Company’s solutions are mandated by regulation in North America and elsewhere. In North America there are more than 1.088 million kilometers of oil and gas pipelines that could potentially benefit from Synodon’s services1.

The pipeline industry is highly regulated to ensure the safety of people and the environment. Regulations require regular inspections and audits – including aerial or ground patrols – as part of pipeline monitoring programs2

In fiscal 2014 Synodon surveyed 28,853 kilometers, which is only 2.6% percent of the potential North American market.

TECHNOLOGY

Oil and gas pipeline leak detection forms the core of Synodon’s services and is made possible by the Company’s realSens™ instrument. The underlying technology was originally developed by the Canadian Space Agency and the University of Toronto for an instrument that has been in service on-board NASA’s Terra polar orbiting satellite since 1999. In 2002 Synodon acquired the technology and developed the commercial realSens™ gas sensing instrument. Synodon currently holds 7 patents in the U.S., Canada and the European Union that cover physical aspects of the instrument, its application for pipeline leak detection and certain proprietary data algorithms.

realSens™ is capable of detecting ground-level hydrocarbon gas occurrences from an aircraft flying at an altitude of up to up to 300 meters (approximately 1,000 feet). The instrument contains a high definition photographic camera, a thermal camera, laser altimeter, GPS/INS system, on-board computer, control unit, power supply and an in-cockpit display system.

A number of features could be attractive to oil and gas pipeline operators:

▪	Inspections can be completed 40 to 60 times faster than ground based foot-patrols using instruments that need to physically encounter hydrocarbon gasses to enable detection (“sniffers”)
▪

The realSens™ instrument’s 60 meter field of view at an altitude of 300 meters allows it to detect leaks over a wider corridor than ground deployed and aerial solutions which employ sniffers and that have to physically make contact with a gas plume.

▪	The instrument’s field of view is also wider than current commercial airborne laser based technologies, thus increasing the probability of leak detection
▪

Post-flight data processing decreases the likelihood of false positives as analysts review each potential leak indication and search for possible sources of the gas signatures other than a pipeline breach

SERVICES

Synodon offers airborne pipeline integrity management services to operators of oil and gas pipelines. These services include:

▪	Leak Detection: the realSens™ instrument is capable of detecting leaks in oil and gas pipelines from an aircraft flying at an altitude of up to 300 meters.
▪

Pipeline threat assessment (including real-time reporting in areas where it is available): photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions. A real-time option for this

1 According to the Office of Pipeline Health and Safety http://goo.gl/Nylhpl & http://goo.gl/vXMHcj there are 434,000 miles (698,000 kilometers) of underground natural gas and liquid hydrocarbon pipelines in the United States and according to the Canadian Energy Pipeline Association http://www.cepa.com/about-pipelines/types-of-pipelines there are 390,000 kilometers of natural gas and liquid hydrocarbon pipelines in Canada.

2 Maintenance of Canadian pipelines is regulated under the CSA-Z662 Standard while U.S. pipelines fall under the Code of Federal Regulations Title 49 Subchapter D – Pipeline Safety

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	3

service is available in certain areas that makes use of a qualified operator who evaluates threats during flight and submits information to the pipeline operator using a wireless reporting system.
▪	Right-of-Way (RoW) change and slope analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.
▪	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.
▪	Water crossing analysis (including 3-D water crossings analysis): profiles and slope analyses are created from photographic images for pipeline water crossings.
▪	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density.

REVENUE MODEL

Synodon’s current revenue model is to sell oil and gas pipeline integrity services, such as those listed above, based on the capabilities of its realSens™ instrument. To date the Company has not sold any instruments and has concentrated on the provision of services. The Company uses proprietary and patented processing algorithms to analyze the data generated by its realSens™ instrument and does not currently intend to sell any data processing rights or capabilities.

In some instances, due to regulatory necessity, and in other instances as the result of prudence, pipeline operators regularly survey their networks as part of their integrity management program. For Synodon this means potential recurring revenue from repeat customers for so long as the Company can effectively compete with other technologies and service providers.

CLIENT BASE & GEOGRAPHIC REACH

Synodon’s current potential client base consists of North American oil and gas gathering and transmission pipeline operators. The potential market is large relative to Synodon’s existing client base. Synodon has performed pipeline surveys for companies such as Encana Corporation, Suncor Energy Inc., Nova Chemical Corporation, Atmos Energy Corporation, Access Midstream Partners, L.P., ATCO Gas and Pipeline Ltd., Keyera Corp. and Enbridge Energy Partners, L.P.

RESEARCH & DEVELOPMENT

All research and development (R&D) costs to date have been expensed. The commercial application of the Company’s realSens™ instrument now qualifies for R&D expenses to be capitalized based on IFRS criteria of technical, market and financial feasibility.

To meet anticipated future demand, the Company has committed to the production of two additional realSens™ instruments totaling $1,951,000 in expected remaining expenditures as at March 27, 2015, with U.S. dollar amounts converted using the January 31, 2015 closing exchange rate of 1.26605.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	4

Q1-2015’s Highlights

Appointment of Executive Chairman

The Company announced the appointment of Mr. Paul van Eeden as Executive Chairman and Ms. Nancy Laird, the incumbent Chair of Board, has been appointed as the Lead Director.

Bridge Loan Term Sheet Signed

Synodon and Cranberry Capital Inc., a private investment company controlled by Mr. van Eeden, executed a term sheet for a $3 million bridge loan facility that is anticipated to close by March 31st. The bridge loan has been put in place to ensure the continuing operations of the company and allow it to proceed with the construction of two additional realSens™ instruments until such time as more permanent capital can be put in place. The loan bears interest at 12% per annum and Cranberry Capital will be paid a setup fee of $100,000 in conjunction with the loan, due at closing.

FAA Flight Certification for Bell 206B

The Federal Aviation Administration (FAA) issued a Supplemental Type Certificate (STC) approving the installation of the Company’s realSens™ instrument on Bell 206B Jet Ranger type helicopters registered and operating in the United States. Synodon already holds an STC for this helicopter in Canada, as well as STC’s in both Canada and United States for the larger Bell 206L Long Ranger. To date, the Company has been operating exclusively with Bell 201L Long Ranger helicopters in the United States. This new STC allows us to optimize the flight plans according to the pipeline network configuration and use the most appropriate helicopter size, which could result in a cost savings.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	5

Financial Highlights

Summary of Quarterly Results

		Three Months Ended

	Q1-2015	Q4-2014	Q3-2014	0Q2-2014

Revenue	$363,771	$1,299,850	$489,872	$190,577

Total comprehensive income (loss)	($487,632)	$474,214	($511,027)	($554,353)

Income (loss) per share	($0.01)	$0.01	($0.01)	($0.01)

Weighted average shares outstanding	84,347,033	84,347,033	82,905,075	82,442,033

		Three Months Ended

	Q1-2014	Q4-2013	Q3-2013	Q2-2013

Revenue	$104,252	$403,126	$216,469	$8,460

Total comprehensive income (loss)	($687,926)	($554,104)	($506,097)	($443,538)

Income (loss) per share	($0.01)	($0.01)	($0.01)	($0.01)

Weighted average shares outstanding	82,206,728	78,877,711	68,893,436	68,684,784

Note

i)

Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to rounding and the effect of shares issued during the year on the weighted average number of shares outstanding. Per share numbers are the same on a diluted per share basis.

Q4-2014 was the first quarter during which the Company generated positive net income. Management does not expect the Company to generate consistent net income in the near future; however, we remain committed to the goal of generating positive net income on a consistent, annual basis.

There appears to be a seasonality in the Company’s revenue for the past two years as the majority of revenue was generated in the fourth fiscal quarter, followed by the third fiscal quarter, which together made up 82.5% and 85.0% of fiscal 2014’s and 2013’s respective revenues. This seasonality is most likely due to limited market penetration and the small number of existing clients but could also be due to the budget and purchase order cycles of our customers. As the number of repeat customers grows, the apparent seasonality may become less pronounced as it could then be possible to even the workload out over the course of a year. There are weather, logistical and other considerations that may cause some measure of seasonality to persist but currently there is insufficient data to determine the extent, nature and possible causes of such seasonality.

The Company’s services are generally priced based on the number of kilometers or miles to be surveyed. Revenue is recognized on a percentage of completion basis that reflects an estimation of the total labour hours required to complete each contract versus the actual hours spent at the time of reporting. Unbilled revenue represents the revenue recognized on a percentage of completion basis for work in progress.

Provisions for estimated losses on all incomplete contracts are made in the period in which such losses are determined. The percentage of completion basis requires management to estimate the labour hours needed to complete each contract or work order and therefore it is possible that changes in future conditions could require a material revision of future recognized revenues or losses.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	6

Results

	Three Months Ended
	$31-Jan-15	31-Jan-14

Total revenue	363,771	104,252

Cost of goods sold	(133,613)	(63,021)

Gross margin[1]	230,158	41,231

Research and development costs, net of government assistance	(63,336)	(101,820)

Stock-based compensation expenses	(4,177)	(66,279)

Office and general administrative expenses	(449,566)	(345,206)

Sales and marketing expenses	(119,200)	(195,074)

Other revenue and expenses	(81,511)	(20,778)

Net comprehensive (loss)/income for the period	(487,632)	(687,926)

Earnings (Loss) per share (basic and diluted)	(0.01)	(0.01)

Deficit, at end of period	(18,385,560)	(17,302,337)

Note 1. For a discussion of gross margin, see the heading “Gross Margin” below.

Results of Operations

Net comprehensive loss of $487,632 was generated during Q1-2015 compared to a loss of $687,926 in the corresponding period in 2014. The decrease in loss for the quarter was primarily attributable to increases in revenue and gross margin and decreases in research and development costs, stock based compensation expenses and sales and marketing expenses offset by increases in office and general administrative expenses, and other expenses as described in further detail below.

REVENUE

Revenue increased 248% to $363,771 in Q1-2014 from to $104,252 in the same period last year. The revenue increase was primarily attributable to the completion of customer surveys that commenced in Q4-2014.

GROSS MARGIN

Gross margin is considered to be an additional IFRS measure. It is calculated by subtracting the direct cost of sales from net revenue and is an indication of operational efficiency without taking into account overhead and other costs not specifically related to performing customer surveys. There is no IFRS equivalent to gross margin.

Gross margin can be used to analyze the operational efficiency during a reporting period and to track changes in efficiency over time. This gives management a valuable tool to evaluate the effect of variables that could affect revenue or direct cost of sales.

Direct cost of sales for the purpose of calculating gross margin includes instrument depreciation, supplies, third party costs, helicopter costs as well as internal payroll (including related benefits), travel and any other costs that can be attributed to specific surveys. The first realSens™ instrument was completely expensed and thus no amortization was recorded in Q1-2015.

Gross margin in Q1-2015 was $230,158 compared to $41,231 in the same period last year. There are several components to the increase in gross margin during Q1-2015.

Additional services were introduced during 2013 and 2014 that increased revenue relative to direct cost of sales. In Q1-2015 experience gained during the past several years contributed to better flight planning and more rapid data analysis.

Another contribution to the increase in gross margin was the completion of the increased volume of work commenced in Q4-2014. This was the first quarter in the history of the Company during which logistical and operational efficiencies were possible. In the past, the sparse workload forced the Company to incur and absorb mobilization and other costs associated with underutilization of equipment and personnel.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	7

The gross margin achieved during Q1-2015 may not be repeated in the near future although it is an indication of the potential that exists.

Expenses

RESEARCH & DEVELOPMENT EXPENSES

	Three Months Ended
	$31-Jan-15%		31-Jan-14%

Wages and benefits	51,609	81%	79,374	78%

Subcontractors and materials	25,180	40%	9,301	9%

Maintenance	297	0%	3,305	3%

Gross R&D costs	77,086	122%	91,980	90%
IERD repayments	-	n/a	6,560	6%

AVAC repayments	-	n/a	3,280	3%

Less

Alberta Ingenuity/NSERC funding	(13,750)	(22%)	-	n/a

R&D costs, net	63,336	100%	101,820	100%

In Q1-2015, gross research and development costs incurred were $77,086 compared to $91,980 in Q1-2014. Portions of these expenses are recovered through government assistance as described below.

Gross research and development costs were comprised mainly of wages and benefits paid to employees and payments to third party subcontractors for materials and labour.

Wages and benefits costs decreased 35% to $51,609 in Q1-2015 as a result of more employee time spent on operational activities.

Subcontractors and materials costs increased by $15,879 in Q1-2015. The increase for the quarter was due to flight certification costs incurred in Q1-2015 for the use of a more cost efficient helicopter in the U.S.

Research and development costs, net of these government contributions, represented an expense of $63,336 in Q1-2015 compared to an $101,820 expense in Q1-2014.

Repayment of government assistance decreased as a result of no new signed customer contracts since the publishing of the annual audited financial statements on March 2, 2015.

Recoveries of Research and Development Expenses

Synodon previously received R&D funding from TECTERRA, AVAC and IERD, which is repayable once certain conditions are met.

Although repayments under these programs were made in fiscal 2014, significant uncertainty surrounding the likelihood and timing of future repayments remain. As such, future repayments are treated as contingent liabilities until management can make a reliable estimate of the related liabilities. Based on signed customer contracts the following amounts have been recorded as liabilities: IERD - $36,855, TECTERRA - $nil and AVAC - $18,428. In the aggregate, $35,749 is included in accounts payable and accrued liabilities and $19,534 is recorded as long term repayment of government assistance.

TECTERRA Inc.

On April 4, 2012, TECTERRA Inc. committed funds to develop zone classification capability for the realSens™ instrument and the Company received $130,535 when the project was completed in April 2014.

The funding is interest free and repayable based on the commercial success of the project. The Company makes quarterly payments to TECTERRA equal to the lesser of 20% of the funding received, or 25% of the gross revenue accrued from the sale of the zone classification service. Shortfalls are cumulative in nature and are carried forward until all amounts owing to TECTERRA under this repayment method have been paid in full.

$nil was expensed in Q1-2015 (Q1-2014: $nil).

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	8

Government of Alberta

On June 9, 2014, the Company was awarded a two-year grant through the Alberta Innovates Technology Futures program designed to help bring technical solutions to commercialization. The grant of $124,000 has two components: The first is $110,000 to be paid in 24 monthly instalments and the second is $7,000 to be paid annually on June 1, 2014 and 2015.

$13,750 was recorded in Q1-2015 (Q1-2014: $nil).

AVAC funding

On December 18, 2008, AVAC Ltd., through its Capacity Builder program, committed funding to the realSens™ project. $1,144,000 was received from AVAC subject to 20% annual compound interest up to a maximum of $2,288,000. The funds are repayable by way of a royalty based on 1.5% of revenue beginning in October 2009. AVAC was granted a first priority General Security Agreement on all of Synodon’s assets in consideration of the funding.

$nil was expensed for AVAC royalties during Q1-2015 (Q1-2014: $3,280).

IERD funding

In 2004, the Company qualified for funding under the Industry Energy Research and Development Program (IERD). IERD advanced an amount equal to 28% of eligible costs incurred, up to a maximum of $600,000 to Synodon. The advances are interest free and repayable as to 3% of revenue earned in connection with the project. The project was completed during fiscal 2010 and Synodon received $586,437.

$nil in royalties was expensed in Q1-2015 (Q1-2014: $6,560).

STOCK-BASED COMPENSATION EXPENSES

Synodon granted 1,350,000 stock options during Q1-2014 of which 675,000 vested immediately and the balance vested in November 2014. A stock based compensation expense of $4,177 was recorded in Q1-2015 (Q1-2014: $66,279). No stock options were granted in Q1-2015.

OFFICE, GENERAL AND ADMINISTRATIVE EXPENSE

Office, general and administrative expense increased by 30% to $449,566 in Q1-2015 (Q1-2014: $345,206). The increase is primarily the result of an increase in wages, instrument maintenance, weather days, travel expense, legal and professional expenses, insurance expense and other expenses. The table below outlines the key components that comprise office, general and administrative expense.

	Three Months Ended
	$31-Jan-15%		31-Jan-14%

Legal & professional fees	42,847	10%	30,730	9%

Insurance	19,864	4%	14,704	4%

Travel	24,188	5%	18,087	5%

Wages & benefits	261,851	58%	229,904	67%

Rent & utilities	25,352	6%	22,591	7%

Instrument maintenance	24,074	5%	-	n/a

Weather days	10,947	2%	-	n/a

Other	40,443	9%	29,190	8%

Total	449,566	100%	345,206	100%

Wages and benefits increased 14% to $261,851 in Q1-2015 (Q1-2014: $229,904) primarily as a result of the reallocation of employee salary from research and development, the hiring of new employees and costs associated with the increased volume of customer work.

Legal and professional fees increased due to fees incurred in connection with the lease for the new premises, anticipated increase in audit fees for fiscal 2015 and fees associated with filing an Annual Information Form (“AIF”).

Insurance expense increased due to the increase in flight hours associated with the increase in customer surveys.

Travel costs increased to $24,188 in Q1-2015 (Q1-2014: $18,087) as a result of travel required for instrument maintenance.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	9

Other expenses increased 39% to $40,443 in Q1-2015 (Q1-2014: $29,190) as a result of increased administrative work load and small increases in various other expense accounts, such as professional dues and subscriptions.

Instrument maintenance costs were $24,074 in Q1-2015 (Q1-2014: $nil) as a result of increased instrument utilization in Q4-2014 and Q1-2015.

Weather day costs were $10,947 in Q1-2015 (Q1-2014: $nil) as a result of third party costs incurred as a result of inclement (non flyable) weather during customer surveys.

Total office, general and administrative expense for Q1-2015 increased by 30% compared to Q1-2014. Approximately half of the increase was related to U.S. based operational costs and half was related to Canadian based expenses in support of increased survey work load.

SALES & MARKETING EXPENSE

Sales and marketing expenses decreased 39% to $119,200 in Q1-2015 (Q1-2014: $195,074) due to a decrease in product marketing costs and wage costs and were offset by an increase in investor relations spending.

	Three Months Ended
	$31-Jan-15%		31-Jan-14%

Product marketing costs	-	n/a	58,110	30%

Travel	20,696	17%	20,043	10%

Wages & benefits	51,599	44%	77,307	40%

Investor relations	46,905	39%	39,614	20%

Total	119,200	100%	195,074	100%

Product marketing costs decreased as a customer conference held in Q1-2014 that will take place in Q2-2015.

Wages & benefits costs decreased as a result of sales process and sales management training costs incurred in Q1-2014 were not incurred in Q1-2015.

OTHER REVENUE AND EXPENSES

Monetary assets and liabilities denominated in U.S. dollars are exposed to fluctuations in the exchange rate between the U.S. and Canadian dollars. Net monetary assets denominated in U.S. dollars as of January 31, 2015 were 64% more than on January 31, 2014. A 10% change in the U.S. dollar exchange rate would result in a currency translation change of approximately $94,000 (2014: approximately $19,500).

Foreign exchange movements in Q1-2015 resulted in a loss of $7,367 (Q1-2014: $13,538). The decrease was due to the value of the U.S. dollar during Q1-2015 relative to Q1-2014.

Balance Sheet

	As At
	$31-Jan-15	31-Oct-14

Total assets	1,472,804	1,708,214

Total liabilities	1,233,019	1,053,774

Share capital	10,984,266	10,984,266

Warrants on issue of units	34,449	34,449

Foreign currency translation reserve	140,248	71,448

Contributed surplus	7,466,382	7,462,205

Deficit, at end of year	(18,385,560)	(17,897,928)

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	10

TOTAL ASSETS

Total assets decreased 14% to $1,472,804 at January 31, 2015 due to decreases in unbilled revenue, work in progress and the continued use of cash for operations from October 31, 2014 balances, offset by increases in accounts receivable, prepaid expenses and other current assets, long term deposits and equipment.

TOTAL LIABILITIES

Total liabilities increased 17% to $1,233,019 at January 31, 2015 due to an increase in accounts payable offset by decreases in repayment of government assistance and billings in excess of earnings for amounts billed in advance of completion of customer work as at October 31, 2014.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	11

Capital Resources & Liquidity

The financial statements are prepared by management in accordance with IFRS on a going concern basis, which assumes that we will be able to continue to operate for the foreseeable future. However, the reader is advised to carefully read the section below on working capital as well as the section on risks related to our business in this document, with particular emphasis on the section dealing with additional financing.

The Company has incurred significant losses since incorporation and as at January 31, 2015, the Company had an accumulated deficit of $18,385,560 (October 31, 2014: $17,897,928). The Company’s ability to continue as a going concern is dependent on its ability to obtain additional financing and ultimately on its ability to achieve profitable operations. There can be no assurances that the Company will be able to secure additional financing or that it will become profitable on a consistent basis. These conditions result in an uncertainty that may impact the Company’s ability to continue as a going concern.

WORKING CAPITAL

Current assets decreased by 41% from $1,597,269 at October 31, 2014 to $944,404 at January 31, 2015 as a result of the use of cash in operations and decreases in unbilled revenue and work in progress for work performed in Q4-2014 offset by increases in accounts receivable and prepaid expenses and other current assets.

Current liabilities increased by 15% from $1,028,819 at October 31, 2014 to $1,179,445 at January 31, 2015 as a result of an increase in accounts payable and accrued liabilities related to customer work performed, offset by a decrease in billings in excess of earnings related to amounts billed in Q4-2014 prior to the work being performed.

The Company’s working capital position as at January 31, 2015 was ($235,041). As of the date of this management’s discussion and analysis the Company does not have sufficient financial resources to meet its future obligations and commitments. To meet anticipated future demand, the Company has committed to the production of two additional realSens™ instruments totaling $1,951,000 in expected remaining expenditures as at March 27, 2015, with U.S. dollar amounts converted using the January 31, 2015 closing exchange rate of 1.26605.

The Company and Cranberry Capital Inc. have executed a term sheet for a $3 million bridge loan facility, expected to close by March 31, 2015. Additional details of the term sheet are discussed in the “Subsequent Events” section below.

CASH USED IN OPERATIONS

Cash used in operations amounted to $79,814 for the quarter ended January 31, 2015 compared to $605,348 for the quarter ended January 31, 2014 due to a 29% decrease in net loss from $687,926 in Q1-2014 to $487,632 in Q1-2015. Charges to operations not requiring current cash payments increased from $68,642 as at October 31, 2014 to $76,011 as at January 31, 2015 due to decrease in stock based compensation expenses of $4,177 in Q1-2015 (Q1-2014: $66,279) offset by increases in other comprehensive loss from foreign operations in the quarter ended January 31, 2015. Changes in non-cash working capital balances were $337,228 in the quarter ended January 31, 2015 compared to $13,936 in the quarter ended January 31, 2014 due to a decrease in unbilled revenue, work in progress and billings in excess of earnings offset by increases in accounts receivable and accounts payable and accrued liabilities. Based on signed multi-year customer contracts, a long term government liability was recorded in the quarter ended January 31, 2015 for future repayments of previously received research and development funding.

	For the quarter ended

	$31-Jan-15	31-Jan-14

Net loss for the period	(487,632)	(687,926)

Add charges to operations not requiring current cash payment	76,011	68,642

Changes in non-cash working capital balances related to operations	337,228	13,936

Long term repayment of government assistance	(5,421)	0

Cash used in operating activities	(79,814)	(605,348)

RELATED PARTY TRANSACTIONS

The Company did not enter into any transactions with related parties in the quarter ended January 31, 2015 and did not have any ongoing related party transactions.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	12

OUTSTANDING SHARE DATA

As at March 26, 2015, there were 84,347,033 Class A common shares issued and outstanding as well as 3,500,000 options and 912,500 warrants.

SUBSEQUENT EVENTS

On February 19, 2015, 325,000 options previously granted at $0.46 expired.

On March 16, 2015, the Company was informed that the appeal of a previously assessed late filing penalty (U.S. $10,000) was successful.

The Company and Cranberry Capital Inc. executed a term sheet for a $3 million bridge loan facility that is anticipated to close by March 31, 2015. The loan bears interest at 12% per annum and Cranberry Capital will be paid a setup fee of $100,000 in conjunction with the loan on closing. Cranberry Capital Inc. is a private investment company controlled by Mr. van Eeden, who is also the Executive Chairman and a control person of Synodon.

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	13

Risks Related to our Business

For the quarter ended January 31, 2015, there has been no significant change in the Company’s risk factors described in the management’s discussion and analysis for the year ended October 31, 2014, incorporated herein by reference.

Financial Instruments

FAIR VALUE

IFRS requires that we disclose information about the fair value of our financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Synodon’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, billings in excess of earnings, long term government funding liability, long term deposit and unbilled revenue. We estimate that the fair value of these financial instruments approximate their carrying values due to the relatively short periods to maturity of these instruments. Additional financial instrument information is disclosed in note 14 of the audited financial statements for the year ended October 31, 2014, filed on SEDAR at www.sedar.com and incorporated herein by reference.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Changes in Accounting Policies and Estimates

NEW AND AMENDED STANDARDS AND INTERPRETATIONS

A.    Standards adopted

Amendments to IAS 1 – Financial Statement Presentation

The Company applied, for the first time, amendments to IAS 1, “Presentation of Financial Statements” to improve the consistency and clarity of items presented in other comprehensive income. The amendments require that items presented in other comprehensive income be grouped into two categories: i) items that may be reclassified into profit or loss at a future date, and ii) items that will never be reclassified into profit or loss. This amendment affects presentation only and has no impact on the Company’s financial position or performance.

B.    Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (IFRS 9)

IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2013 to delay the mandatory effective date of IFRS 9 and to leave open the mandatory effective date pending the finalization of the impairment requirements. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets (an impact the Company is currently

SYNODON	Quarters ended January 31, 2015 and 2014 Management’s Discussion & Analysis	14

assessing and the effect of which the Company cannot reasonably estimate at this time), but no impact on the classification and measurement of the Company’s financial liabilities.

Revenue from Contracts with Customers (“IFRS 15”)

On May 28, 2014, the International Accounting Standards Board and the Financial Accounting Standards Board jointly issued IFRS 15 Revenue from Contracts with Customers. The core principle of the new Standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of this standard on its consolidated financial statements and cannot reasonably estimate the effect at this time.

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